

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 24, 2007

Mr. Taras Chebountchak
President
Ardent Mines Limited
110 Jardin Drive, Unit 13
Concord, Ontario Canada L4K 2T7

      Re: Ardent Mines Limited
             Form 10-KSB for the Fiscal Year Ended June 30, 2006
             Filed October 23, 2006
             File No. 000-50423

Dear Mr. Chebountchak:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  April Sifford
                  Branch Chief